================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                        MISSISSIPPI VIEW HOLDING COMPANY
                        --------------------------------
                                (Name of Issuer)

                        MISSISSIPPI VIEW HOLDING COMPANY
       MISSISSIPPI VIEW HOLDING COMPANY STOCK EMPLOYEE COMPENSATION TRUST
       ------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   605785 10 4
                                   -----------
                      (CUSIP Number of Class of Securities)

                               Thomas J. Leiferman
                        Mississippi View Holding Company
                                35 East Broadway
                  Little Falls, Minnesota 56345 (320) 632-5461
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

          This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1993.

c.  [X]  A tender offer.

d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*                                      Amount of filing fee
      $4,773,00                                                   $954.60
--------------------------------------------------------------------------------
*For purposes of calculating the filing fee only. This assumes the purchase of 222,000 shares of common stock of the Issuer at the maximum tender offer price per share of $21.50. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percentum of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     954.60                    Filing Party:  Mississippi View Holding Company
Form or Registration No.:   Schedule 13E-4            Date Filed:    April 13, 1998

================================================================================

          This Rule 13E-3 Transaction Statement is being filed by Mississippi View Holding Company, a Minnesota corporation (the "Company"), and the Mississippi View Holding Company Stock Employee Compensation Trust (the "Trust") in connection with the issuer tender offer to be made by the Company to its stockholders to purchase up to 222,000 shares of its outstanding Common Stock, par value $0.10 per share (the "Shares") at prices of not greater than $21.50 nor less than $19.50 per Share net to the Seller in cash, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated April 13, 1998 (the "Offer to Purchase") and in the accompanying Letter of Transmittal, which together constitute the "Offer," copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively. Unless otherwise indicate, all references in this Statement are to the Offer to Purchase. In addition, the Company and the Trust have entered into a Common Stock Purchase Agreement pursuant to which the Trust will purchase approximately 9.9% of the outstanding shares of Common Stock after the Offer.

          The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 13E-4 filed by the Company with the Securities and Exchange Commission concurrently herewith required to be included in response to the items of this Statement. The information in such Schedule 13E-4 is hereby expressly incorporated herein by reference. A copy of such Schedule 13E-4 of the Company (excluding exhibits) is attached hereto as Exhibit (f)(1).

                              CROSS REFERENCE SHEET

          Item in                                              Location in
          Schedule 13E-3                                       Schedule 13E-4
          --------------                                       --------------

          Item 1(a)                                            Item 1(a)
          Item 1(b)                                            Item 1(b)
          Item 1(c)                                            Item 1(c)
          Item 1(d)                                                *
          Item 1(e)                                                *
          Item 1(f)                                                *
          Item 2                                               Item 1(d)
          Item 3                                                   *
          Item 4                                                   *
          Item 5                                               Item 3
          Item 6                                               Item 2
          Item 7                                               Item 3
          Item 8                                                   *
          Item 9                                                   *
          Item 10(a)                                               *
          Item 10(b)                                           Item 4
          Item 11                                              Item 5
          Item 12                                                  *
          Item 13                                                  *
          Item 14                                              Item 7

          Item in                                              Location in
          Schedule 13E-3                                       Schedule 13E-4
          --------------                                       --------------

          Item 15(a)                                               *
          Item 15(b)                                           Item 6
          Item 16                                              Item 8
          Item 17                                   Separately included herewith


----------------
   *  This Item is inapplicable or the answer thereto is in the negative.


1.        Issuer and Class of Security Subject to the Transaction.

          (a) The name of the issuer is Mississippi View Holding Company. Its principal executive office is at 35 East Broadway, Little Falls, Minnesota 56345.

          (b) The title, amount of securities outstanding of the class of securities which is the subject of this
                            Schedule 13E-3 and the approximate number of holders of record of such class are set forth in the section titled "INTRODUCTION" in the Offer to Purchase, which is incorporated herein by reference.

          (c) The principal market in which the securities are being traded and the high and low bid quotations are set forth in the section titled "THE OFFER -- Price Range of Shares; Dividends" in the Offer to Purchase, which is incorporated herein by reference.

          (d) Information as to dividends paid by the Company and the effect on the ability to pay future dividends is set forth in the section titled "THE OFFER -- Price Range of Shares; Dividends" in the Offer to Purchase, which is incorporated herein by reference.

          (e) No underwritten public offering of the Company's securities has been made by the persons filing this Statement during the past three years.

          (f) Information required by this paragraph of Item 1 is set forth in Schedule A -- Previous Stock Repurchases" in the Offer to Purchase, which information is incorporated herein by reference.

2.        Identity and Background.

          (a-d)             This Statement is being filed by the Company and the
          and (g)           Trust. The information set forth in the section
                            titled "INTRODUCTION" and in Schedule A to the Offer to Purchase are incorporated herein by reference.

          (e-f) Neither the Company, the Trust, nor, to the best of their knowledge, any of the persons listed in Schedule A to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

3.        Past Contacts, Transactions or Negotiations.

          (a-b) The information required by this Item is set forth in the sections titled "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer," "SPECIAL FACTORS -- Fairness of the Transaction," "SPECIAL FACTORS -- Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares," and "THE OFFER -- Certain Information Concerning the Company" in the Offer to Purchase, each of which is incorporated herein by reference.

4.        Terms of the Transaction.

          (a) The material terms of the Offer are described in the sections titled "INTRODUCTION" and "THE OFFER" in the Offer to Purchase, each of which is incorporated herein by reference.

          (b) There are no terms or arrangements concerning the Offer relating to any stockholder of the Company which are not identical to those relating to other holders of Shares, except as set forth in the sections titled "INTRODUCTION" and "SPECIAL FACTORS -- Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" in the Offer to Purchase, each of which is incorporated herein by reference.

5.        Plans or Proposals of the Issuer or Affiliate.

                            The Company's plans or proposals regarding (a) the sale of assets is set forth in the section titled "SPECIAL FACTORS -- Plans for the Company after the Offer"; (b) a change in the present dividend rate or policy and the indebtedness of the Company is set forth in the section titled "SPECIAL FACTORS -- Certain Effects of the Offer," and (c) causing a class of equity securities to be delisted, eligible for termination of registration and the suspension of the issuer's obligation to file reports is set forth in the sections titled "SPECIAL FACTORS -- Certain Effects of the Offer" and "THE OFFER -- Effects of the Offer on the Market for Shares; Registration under the Exchange Act" in the Offer to Purchase, each of which is incorporated herein by reference.

                            There are no plans or proposals regarding (a) the acquisition of additional securities of the issuer,
                            (b) an extraordinary corporate transaction, (c) any change in the Board of Directors, (d) any change in the issuer's corporate structure or (e) any change in the issuer's organizational documents which may impede control of the issuer.

6.        Source and Amount of Funds or Other Consideration.

          (a)               Information as to the source and amount of funds to
          and (c-d)         be used in the Rule 13e-3 transaction is set forth
                            in the section titled "THE OFFER -- Source and

                            Amount of Funds" in the Offer to Purchase, which is incorporated herein by reference.

          (b) Information as to the itemized expenses to be incurred in connection with the Offer is set forth in the section titled "THE OFFER -- Fees and Expenses" in the Offer to Purchase, which is incorporated herein by reference.

7.        Purposes, Alternatives, Reasons and Effect.

          (a)                The purpose of the Offer and the reason for its
          and (c) structure is set forth in the sections titled "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer" and "SPECIAL FACTORS -- Purposes of and Reasons for the Offer" in the Offer to Purchase, each of which is incorporated herein by reference.

          (b) No alternative means were considered to accomplish the purposes referenced to in (a) above.

          (d)                The effects of the Rule 13e-3 transaction is set
                            forth in the sections titled "INTRODUCTION,"
                            "SPECIAL FACTORS -- Fairness of the Offer," "SPECIAL FACTORS -- Certain Effects of the Offer," "THE OFFER -- Effect of the Offer on the Market for Shares; Registration under the Exchange Act" and "THE OFFER -- Certain Information Concerning the Company," and the tax consequences are set forth in "SPECIAL FACTORS -- Certain Federal Income Tax Consequences" and "THE OFFER -- Certain Information Concerning the Company" in the Offer to Purchase, each of which is incorporated herein by reference.

8.        Fairness of the Transaction.

                            The information required by this Item is set forth in the sections titled "SPECIAL FACTORS -- Fairness of the Offer" and "SPECIAL FACTORS -- Opinion of Financial Advisor" in the Offer to Purchase, each of which is incorporated herein by reference.

9.        Reports, Opinions, Appraisals and Certain Negotiations.

          (a)               All reports, opinions and appraisals received by the
          and (b) Company are set forth in the section titled "SPECIAL FACTORS -- Fairness of the Offer" and "SPECIAL FACTORS -- Opinion of Financial Advisor" in the Offer to Purchase, which is incorporated herein by reference.

          (c) The written opinion referred to in Item 9(a) is available for inspection at the principal executive offices of the Company by any interested stockholder of the Company or his representative that has been so designated in writing. Copies of such opinions and materials will be transmitted by the Company to any interested stockholder or his representative that has been so designated in writing upon the written request and at the expense of the requesting stockholder.

10.       Interest in Securities of the Issuer.

                            The information required by this Item regarding ownership by the issuer's officers and directors and its affiliates and transactions in Shares in the past 60 days is set forth in Schedule A to the Offer to Purchase, which is incorporated herein by reference.

11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

                            There are no contracts, agreements or understandings with respect to the issuer's securities which would be required to be disclosed pursuant to Item 11.

12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

          (a) The information required by this paragraph is set forth in the section titled "SPECIAL FACTORS -- Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" in the Offer to Purchase, which is incorporated herein by reference.

          (b) Information regarding recommendations with respect to the Offer is set forth in the sections titled "INTRODUCTION" and "SPECIAL FACTORS -- Purposes of and Reasons for the Offer" in the Offer to Purchase, each of which is incorporated herein by reference.

13.       Other Provisions of the Transactions.

          (a) No appraisal rights will be available in connection with the Offer.

          (b) No provision has been made in connection with the Offer to allow unaffiliated stockholders of the Company to obtain access to the files of the Company.

          (c)               No exchange of debt securities is involved.

14.       Financial Information.

                            Audited financial statements for the years ended September 30, 1996 and 1997 and unaudited financial statements for the three months ended December 31, 1997 and 1996, are set forth on page II-1 to II-30 of the Offer to Purchase and are incorporated herein by reference. Certain other summary financial information is set forth in the section titled "THE OFFER -- Certain Information Concerning the Company" in the Offer to Purchase which is incorporated herein by reference.

15.       Persons and Assets Employed, Retained or Utilized.

          (a) The use of corporate assets in connection with the Offer is set forth in the section titled "THE OFFER -- Source and Amount of Funds" in the Offer to Purchase, which is incorporated herein by reference.

          (b) The information required by this paragraph is set forth in the sections titled "INTRODUCTION," "SPECIAL FACTORS -- Opinion of Financial Advisor" and "THE OFFER -- Fees and Expenses" in the Offer to Purchase, each of which is incorporated herein by reference.

16.       Additional Information.

                            Additional information concerning the Offer is set forth in the Offer to Purchase, which is incorporated herein by reference in its entirety.

17.       Material to be filed as Exhibits.

          (a)               To be filed by amendment, if applicable
          (b)(1) Opinion of FinPro, Inc. dated April 9, 1998 delivered to the Board of Directors and the Special Committee of the Board (the "Special Committee")
          (b)(2) April 1998 FinPro, Inc. Report delivered to the Board of Directors and the Special Committee
          (c)(1) Mississippi View Holding Company Stock Employee Compensation Trust Agreement
          (c)(2)            Common Stock Purchase Agreement
          (d)(1)            Offer to Purchase dated April 13, 1998
          (d)(2)            Letter of Transmittal
          (d)(3)            Notice of Guaranteed Delivery
          (d)(4)            Letter from Securities Dealers, Commercial Banks and
                            Trust Companies to their Clients
          (d)(5)            Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Nominees
          (d)(6) Letter to Stockholders dated April 13, 1998 from Thomas J. Leiferman, President and Chief Executive Officer of the Company
          (d)(7) Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Employee Stock Ownership Plan
          (d)(8) Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Profit Sharing Plan
          (d)(9) Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Management Stock Bonus Plan
          (e)               Not applicable
          (f)(1) Schedule 13E-4 of the Company dated April 13, 1998 (excluding exhibits)
          (f)(2)            Press Release issued by the Company on April 13,
                            1998.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  April 10, 1998                 MISSISSIPPI VIEW HOLDING COMPANY



                                       By:   /s/ Thomas J. Leiferman
                                             ---------------------------
                                             Name:   Thomas J. Leiferman
                                             Title:  President



Dated: April 10, 1998                  MISSISSIPPI VIEW HOLDING COMPANY
                                               STOCK EMPLOYEE COMPENSATION TRUST



                                       By:   /s/ Gerald R. Peterson
                                             ---------------------------
                                             Name:   Gerald R. Peterson
                                             Title:  Trustee

                                  EXHIBIT INDEX


Exhibit

(a)                To be filed by amendment, if applicable

(b)(1) Opinion of FinPro, Inc. dated April 9, 1998 delivered to the Board of Directors and the Special Committee of the Board (the "Special Committee")

(b)(2) April 1998 FinPro, Inc. Report delivered to the Board of Directors and Special Committee

(c)(1) Mississippi View Holding Company Stock Employee Compensation Trust Agreement

(c)(2)             Common Stock Purchase Agreement

(d)(1)             Offer to Purchase dated April 13, 1998

(d)(2)             Letter of Transmittal

(d)(3)             Notice of Guaranteed Delivery

(d)(4) Letter from Securities Dealers, Commercial Banks and Trust Companies to their Clients

(d)(5)             Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Nominees

(d)(6)             Letter to Stockholders dated April 13, 1998 from Thomas J.
                   Leiferman, President and Chief Executive Officer of the
                   Company

(d)(7) Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Employee Stock Ownership Plan

(d)(8) Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Profit Sharing Plan

(d)(9) Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Management Stock Bonus Plan

(e)                Not applicable

(f)(1)             Schedule 13E-4 of the Company dated April 13, 1998
                   (excluding exhibits)

(f)(2)             Press Release issued by the Company on April 13, 1998